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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BRITESMILE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

110415205

 (CUSIP Number)

DECEMBER 28, 2007

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 110415205

1	Names of Reporting Person I.R.S. Identification No. of above person

MicroCapital LLC 13-4103993
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		—
Number of	6	Shared Voting Power
Shares
Beneficially		1,486,335
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		—
	8	Shared Dispositive Power

		1,486,335
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,486,335
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

13.81%
12	Type of Reporting Person (See Instructions)

IA

Page 2 of 9 Pages

CUSIP No. 110415205

1	Names of Reporting Person I.R.S. Identification No. of above person

Ian P. Ellis
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

U.K.
	5	Sole Voting Power

		—
Number of	6	Shared Voting Power
Shares
Beneficially		1,486,335
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		—
	8	Shared Dispositive Power

		1,486,335
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,486,335
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

13.81%
12	Type of Reporting Person (See Instructions)

IN, HC

Page 3 of 9 Pages

CUSIP No. 110415205

1	Names of Reporting Person I.R.S. Identification No. of above person

MicroCapital Fund LP 52-2286453
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		—
Number of	6	Shared Voting Power
Shares
Beneficially		304,252
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		—
	8	Shared Dispositive Power

		304,252
9	Aggregate Amount Beneficially Owned by Each Reporting Person

304,252
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

2.83%
12	Type of Reporting Person (See Instructions)

PN

Page 4 of 9 Pages

CUSIP No. 110415205

1	Names of Reporting Person I.R.S. Identification No. of above person

MicroCapital Fund Ltd.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands
	5	Sole Voting Power

		—
Number of	6	Shared Voting Power
Shares
Beneficially		460,983
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		—
	8	Shared Dispositive Power

		460,983
9	Aggregate Amount Beneficially Owned by Each Reporting Person

460,983
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

4.37%
12	Type of Reporting Person (See Instructions)

OO

Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

BriteSmile, Inc.

(b)	Address of Issuer’s Principal Executive Offices

490 N. Wiget Lane
Walnut Creek, CA 94598

Item 2.

(a)	Name of Person Filing

This statement is being filed by (i) MicroCapital LLC, a Delaware limited liability company and a registered investment adviser (“IA”), (ii) Ian P. Ellis (“Managing Member”), (iii) MicroCapital Fund, LP, and (iv) MicroCapital Fund Ltd. (collectively, the “Reporting Persons”). Managing Member controls IA by virtue of Managing Member’s position as managing member and majority owner of IA.

(b)	Address of Principal Business Office or, if none, Residence

IA’s principal place of business is located at:
623 Fifth Avenue, Suite 2502, New York, New York 10022

Managing Member’s principal place of business is located at:
623 Fifth Avenue, Suite 2502, New York, New York 10022

MicroCapital Fund LP’s principal place of business is located at:
623 Fifth Avenue, Suite 2502, New York, New York 10022

MicroCapital Fund Ltd.’s principal place of business is located at:
c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, Curacao, Netherland Antilles

(c)	Citizenship

Item 4 of each cover page is incorporated by reference.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

110415205

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Page 6 of 9 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,486,335.

(b)	Percent of class: 13.81%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote _______.

(ii)	Shared power to vote or to direct the vote 1,486,335.

(iii)	Sole power to dispose or to direct the disposition of _______.

(iv)	Shared power to dispose or to direct the disposition of 1,486,335.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

IA, a registered investment adviser, and Managing Member, the majority owner and managing member of IA, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA’s investment advisory clients. MicroCapital Fund LP owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 28, 2007

MICROCAPITAL LLC

/s/ Ian P. Ellis
Ian P. Ellis, Managing Member

IAN P. ELLIS

/s/ Ian P. Ellis
Ian P. Ellis

MICROCAPITAL FUND LP

/s/ Ian P. Ellis
Ian P. Ellis, Managing Member, MicroCapital LLC, General Partner of MicroCapital Fund LP

MICROCAPITAL FUND LTD.

/s/ Ian P. Ellis
Ian P. Ellis, Managing Member, MicroCapital LLC, Investment Adviser

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 8 of 9 Pages

EXHIBITA

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

SIGNATURE

Date: December 28, 2007

MICROCAPITAL LLC

/s/ Ian P. Ellis
Ian P. Ellis, Managing Member

IAN P. ELLIS

/s/ Ian P. Ellis
Ian P. Ellis

MICROCAPITAL FUND LP

/s/ Ian P. Ellis
Ian P. Ellis, Managing Member, MicroCapital LLC, General Partner of MicroCapital Fund LP

MICROCAPITAL FUND LTD.

/s/ Ian P. Ellis
Ian P. Ellis, Managing Member, MicroCapital LLC, Investment Adviser

Page 9 of 9 Pages